UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 0-12933
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LAM RESEARCH CORPORATION
4650 Cushing Parkway
Fremont, California 94538

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of the
Savings Plus Plan,
Lam Research 401(k)
We have audited the financial statements of the Savings Plus Plan, Lam Research 401(k) (the Plan) as of December 31, 2005 and 2004, and for the year ended December 31, 2005, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation
Campbell, California
May 31, 2006

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
Assets:
Investments, at fair value	$190,327,702	$172,568,527
Participant loans	2,288,875	2,143,521

Assets held for investment purposes	192,616,577	174,712,048

Liabilities:
Other liabilities	4,466	739

Net assets available for benefits	$192,612,111	$174,711,309

See notes to financial statements.

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2005

Additions to net assets attributed to:
Investment income:
Dividends and interest	$7,683,371
Net realized and unrealized appreciation in fair value of investments	4,893,990

12,577,361

Contributions:
Participants’	11,645,010
Employer’s	3,316,982

14,961,992

Total additions	27,539,353

Deductions from net assets attributed to:
Withdrawals and distributions	9,440,740
Administrative expenses	197,811

Total deductions	9,638,551

Net increase in net assets	17,900,802

Net assets available for benefits:
Beginning of year	174,711,309

End of year	$192,612,111

See notes to financial statements.

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES
General — The following description of the Savings Plus Plan, Lam Research 401(k) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan that was established in 1985 by Lam Research Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Administration - The Company and the Plan Committee (the Committee) manage the operation and administration of the Plan. A third-party administrator processes and maintains the records of participant data. During 2005 and 2004, American Stock Transfer and Trust Company (AST) acted as the trustee and custodian. Substantially all expenses incurred for administering the Plan are paid by the Plan, unless paid by the Company.
Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.
Investments - Investments of the Plan are held by AST and are invested based solely upon instructions received from participants.
The Plan’s investments are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.
Cash and cash equivalents — All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Income taxes - The Plan has been amended since receiving its favorable determination letter dated January 21, 2004. The Plan is operated in accordance with, and is intended to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and the trust, which forms a part of the Plan, is intended to be exempt from federal income and state franchise taxes.
Reconciliation of financial statements to Form 5500 - The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from the reporting of benefits payable in the Form 5500 of approximately $11,000 and $54,000 at December 31, 2005 and 2004, respectively.
Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included as an investment under the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
NOTE 2 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Participants may elect to invest a portion of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 2005 and 2004 was as follows:

	2005	2004
Number of shares	204,518	297,932
Fair value	7,297,202	8,613,214
NOTE 3 — PARTICIPATION AND BENEFITS
Participant contributions – During 2005 and 2004, participants could elect to contribute from 2% to 20% of their Eligible Compensation, as defined by the Plan, per payroll period not to exceed the amount allowable under current income tax regulations. Participants who elect to contribute a portion of their eligible compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participants’ direction.
Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participants’ direction and the Plan’s provisions.

Employer contributions — The Company may make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2005, the Company matched 50% of each eligible participant’s salary deferral contribution (excluding catch-up contributions) up to a maximum of the first 6% of the participant’s eligible compensation on a per payroll period basis. The Plan also allows for a discretionary profit sharing contribution. No discretionary contribution was made for the year ended December 31, 2005.
Vesting - Participants are immediately vested in their entire account, including employer matching and discretionary profit sharing contributions (if any).
Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses in funds selected by the participant, and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and / or compensation, as defined in the Plan.
Payment of benefits — Upon termination, each participant (or beneficiary) may elect to leave his or her account balance in the Plan until age 70 ½ or receive his or her total benefits in a lump sum amount equal to the value of the participant’s account, in installments over a period of years, or over a term certain under a non-transferable annuity contract. The Plan requires lump sum distribution of participant account balances that do not exceed $1,000.
Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance reduced by certain balances of outstanding or defaulted loans. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2005 carry interest rates ranging from 5.0% to 10.5%.

NOTE 4 — INVESTMENTS
The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2005	2004
Fidelity Advisor Funds:
Value Strategies Fund	20,159,193	22,054,892
Overseas Fund	14,318,856	10,720,424
MFS Value Fund	24,581,875	21,601,008
Franklin Small Mid Cap Growth Fund	19,451,357	16,393,818
Metlife Stable Value Account	26,076,225	22,197,547
Vanguard Institutional Index Fund	21,899,851	19,892,577
American Funds Amcap Fund	17,187,200	15,841,558
Other Funds individually less than 5% of net assets*	48,942,020	46,010,224

Assets held for investment purposes	192,616,577	$174,712,048

*	Included in “Other Funds individually less than 5% of net assets” are investments in the TCW Investment Management Company Large-Cap Growth Fund and the Renaissance Investment Management, Inc. Balanced Investment Option Fund. These funds are unitized funds which consist of a number of investments managed by the investment manager specifically for the Plan, none of which individually account for more than 5% of net assets.
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the year ended December 31, 2005:

Mutual funds	$1,588,140
Common stock	3,379,768
Bonds	(73,918)

$4,893,990

NOTE 5 — PLAN TERMINATION OR MODIFICATION
The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors (or other authorized party) and subject to the provisions of ERISA.

NOTE 6 – SUBSEQUENT EVENTS
On April 1, 2006 MG Trust Company, LLC replaced American Stock Transfer and Trust Company as the custodian and trustee of the Plan. Concurrent with the change in custodian and trustee, the Plan was also amended to limit the percentage of each individual participant’s future contributions in Lam common stock not to exceed 25%.

SUPPLEMENTAL SCHEDULE

SAVINGS PLUS PLAN,	EIN: 94-2634797
LAM RESEARCH 401(k)	PLAN #001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value
Fidelity Advisor Balanced Fund	Mutual Fund	$7,772,725
Fidelity Advisor Intermediate Bond Fund	Mutual Fund	4,055,883
Fidelity Advisor Overseas Fund	Mutual Fund	14,318,856
Fidelity Advisor Value Strategies Fund	Mutual Fund	20,159,193
Franklin Small Mid Cap Growth Fund	Mutual Fund	19,451,357
American Funds Amcap Fund	Mutual Fund	17,187,200
MFS Value Fund	Mutual Fund	24,581,875
Metlife Stable Value Account	Fixed Income Fund	26,076,225
Vanguard Institutional Index Fund	Mutual Fund	21,899,851
TCW Investment Management Company
Large Cap Growth Fund: **
Adobe Systems Inc.	Common Stock	253,767
Aflac Inc.	Common Stock	105,420
Amazon Com Inc	Common Stock	921,829
American Intern’l Grp	Common Stock	179,308
Amgen Inc.	Common Stock	257,951
Apollo Group Cl A	Common Stock	338,878
Cisco Systems Inc.	Common Stock	132,954
Commerce Bancorp Nj	Common Stock	350,775
Dell Inc.	Common Stock	302,645
Ebay Inc.	Common Stock	841,364
Electronic Arts	Common Stock	335,935
Genentech Inc. New	Common Stock	679,782
General Electric Co.	Common Stock	183,592
Google Inc Cl A	Common Stock	525,628
Maxim Integrated Prods Inc.	Common Stock	272,489
Network Appl. Inc.	Common Stock	468,450
Pixar Com	Common Stock	426,821
Progressive Corp.	Common Stock	1,257,020
Qualcomm	Common Stock	621,300
Salesforce.Com Inc	Common Stock	202,236
Starbucks Corp.	Common Stock	351,447
Varian Medical Systems	Common Stock	283,314
Walgreen Co.	Common Stock	229,134
Xilinx Inc.	Common Stock	209,092
Xm Satellite Radio Hldgs A	Common Stock	285,431
Yahoo Inc.	Common Stock	817,373
Wheat First/Evergreen US Govt	Money Market	272,955

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value
Renaissance Investment Management, Inc.
Balanced Investment Option Fund: **
Aflac Inc.	Common Stock	254,846
Allstate Corp.	Common Stock	221,687
American Express Co.	Common Stock	262,961
Amgen Inc.	Common Stock	248,803
Automatic Data Processing	Common Stock	253,689
Bank of America Corp.	Common Stock	250,825
Bausch & Lomb Inc	Common Stock	203,700
Best Buy Co.	Common Stock	253,489
Black & Decker	Common Stock	289,142
Boeing Company	Common Stock	267,123
Carlisle Inc.	Common Stock	269,339
Centex Corp	Common Stock	265,228
Charles Schwab Corporation	Common Stock	234,060
Cisco Systems Inc.	Common Stock	209,720
Coca-Cola Company	Common Stock	244,762
Conocophillips	Common Stock	237,782
Constellation Energy	Common Stock	230,400
Cvs Corp.	Common Stock	261,822
Eaton Corp.	Common Stock	257,626
Edison Intl	Common Stock	251,019
Federal Express Corp	Common Stock	307,068
Franklin Resources Inc.	Common Stock	296,602
Goldman Sachs Group Inc	Common Stock	252,227
Hartford Financial Services Group	Common Stock	254,234
Hewlett Packard Co	Common Stock	251,114
Home Depot Incorporated	Common Stock	218,592
Ims Health Inc.	Common Stock	262,507
Intel Corporation	Common Stock	261,830
Intl Business Machines Inc	Common Stock	253,176
Johnson & Johnson	Common Stock	258,190
Kroger Co	Common Stock	256,239
Mcdonalds Corp.	Common Stock	236,040
Mckesson Hboc Inc.	Common Stock	292,773
Metlife Inc.	Common Stock	259,700
Monsanto Company New	Common Stock	282,597
Morgan Stanley	Common Stock	276,608
Motorola Inc.	Common Stock	256,961
National Semiconductor	Common Stock	256,942
Nike Inc	Common Stock	243,012
Nordstrom Inc.	Common Stock	236,293
Nucor Inc.	Common Stock	260,208
Occidental Petroleum Corp.	Common Stock	239,241
Texas Instruments Inc.	Common Stock	256,560
Txu Corp	Common Stock	250,850
Tyson Foods, Inc., Cl A	Common Stock	228,884
Unitedhealth Group Inc.	Common Stock	268,258
Valero Energy Corp New	Common Stock	241,488
Wal-Mart Stores Inc	Common Stock	238,680
Wellpoint Inc.	Common Stock	261,711
Xto Energy Inc.	Common Stock	236,837
U.S. Treasury Note, 4.750% due 11-15-08	Bonds	570,297
U.S. Treasury Note, 5.500% due 02-15-08	Bonds	551,981
U.S. Treasury Note, 4.000% due 03-15-10	Bonds	2,138,723
Wheat First/Evergreen US Govt	Money Market	258,274
* Lam Research Corporation Common Stock	Company Stock	7,297,202
* Cash and cash equivalents	Money Market	237,725
* Participant loans	Interest rates ranging from 5.0% to 10.5%	2,288,875

	Total	$192,616,577

*	Party-in-interest

**	These funds are unitized funds which consist of a number of investments managed specifically for the Plan, which are listed individually on this Schedule.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lam Research Corporation
Registrant

Date: June 16, 2006
	By:	/s/ Roch LeBlanc

Roch LeBlanc
Title: Chairman, Savings Plus Plan, Lam Research 401(k) Committee Lam Research Corporation

On behalf of the administrator of the Savings Plus Plan, Lam Research 401(k)

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Mohler, Nixon & Williams, Accountancy Corporation, Independent Registered Public Accounting Firm